Item 77C


DREYFUS MUNICIPAL INCOME, INC.
ANNUAL MEETING OF STOCKHOLDERS
MAY 23, 2003

     On May 23, 2003, shareholders voted as indicated below with regard to the following proposals:

     To elect three Class I Directors to serve for a three-year term for each Fund and until their successors are duly elected and qualified.

                       For         Authority Withheld
Clifford L. Alexander, Jr.    13,144,946
494,925
Lucy Wilson Benson       13,133,424              506,447
David W. Burke      13,120,369              519,502


     To approve a change to the fundamental investment policies and investment restrictions of the fund to permit the fund to engage in swap transactions.

     In favor: 9,442,687
     Against:  1,049,020

     To approve a change to the fundamental investment policies and investment restrictions of the fund to expand the fund's ability to invest in other investment companies, and to make that policy non-fundamental.

     In favor: 9,388,615
     Against:  1,089,386